PROSPECTUS	Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279324

Up to 3,050,964 Ordinary Shares

Ordinary Warrants to Purchase up to 2,980,000 Ordinary Shares

This prospectus relates to the resale, from time to time, by the selling shareholders identified in this prospectus under the section “Selling Shareholders,” (each a “selling shareholder” and collectively the “selling shareholders”) of NeuroSense Therapeutics Ltd. (“NeuroSense,” “we,” “us” or the “Company”) of (i) up to 2,980,000 of our ordinary shares, no par value per share (the “Shares”), issuable to the selling shareholder identified in this prospectus under the section “Selling Shareholder,” upon exercise of warrants to purchase ordinary shares at an exercise price of $1.50 per ordinary share (the “Ordinary Warrants”), acquired by the selling shareholder under a securities purchase agreement (the “Purchase Agreement”), dated April 10, 2024, by and between us and the purchaser named therein (the “April 2024 Offering”), (ii) the Ordinary Warrants, and (iii) 70,964 ordinary shares issued to our placement agent in the April 2024 Offering as partial consideration in exchange for their services (the “PA Shares”). The Shares, Ordinary Warrants and the PA Shares were offered pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.

The selling shareholders will receive all of the proceeds from any sales of the resale of Shares, PA Shares and Ordinary Warrants offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with such offering. To the extent the Ordinary Warrants are exercised for cash, if at all, we will receive the exercise price of the Ordinary Warrants.

The selling shareholders may sell the Shares, the PA Shares and Ordinary Warrants covered by this prospectus through public or private transactions at market prices prevailing at the time of sale, at negotiated prices or such other prices as such selling shareholder may determine. The timing and amount of any sale are within the sole discretion of such selling shareholder. Our registration of the Shares, PA Shares, and Ordinary Warrants for resale covered by this prospectus does not mean that the selling shareholders will offer or sell any of the Shares PA Shares, or Ordinary Warrants. For further information regarding the possible methods by which the Shares, Ordinary Warrants and/or the PA Shares may be distributed, see “Plan of Distribution.”

We are an “emerging growth company” and a “foreign private issuer”, each as defined under federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” for additional information.

Our ordinary shares and warrants to purchase our ordinary shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “NRSN” and “NRSNW.” On May 21, 2024, the closing price for our ordinary shares of was $1.26 and the closing price for the warrants to purchase our ordinary shares was $0.16.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying the Shares or the Ordinary Warrants.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 22, 2024

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ABOUT THIS PROSPECTUS

This prospectus is part of the registration statement on Form F-1 that we filed with the Securities and Exchange Commission (the “SEC”) for the offering of the Shares, PA Shares, and Ordinary Warrants by the selling shareholders.

You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or Shares, PA Shares, and Ordinary Warrants covered by this prospectus are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in, or incorporated by reference into, this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find Additional Information” in this prospectus.

Neither we nor the selling shareholders have authorized anyone to provide any information or to make any representation other than those contained in, or incorporated by reference into, this prospectus. You must not rely upon any information or representation not contained in, or incorporated by reference into, this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any of our securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This prospectus, including the information incorporated by reference herein, contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The NeuroSense Therapeutics logo and other trademarks and service marks of NeuroSense Therapeutics Ltd. appearing in this prospectus or the information incorporated by reference herein are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this prospectus are presented without the® and™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This prospectus, including the information incorporated by reference herein, contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus or the information incorporated by reference herein are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

This prospectus, including the information incorporated by reference herein, contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements included in, or incorporated by reference into, this prospectus. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain information incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other securities laws. Many of the forward-looking statements contained in, or incorporated by reference into, this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in this prospectus or the documents incorporated herein. These risks and uncertainties include factors relating to:

●	the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals;

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business;

●	the impacts on our ongoing and planned trials and manufacturing as a result of the war in Israel; and

●	those factors referred to in our most recent Annual Report on Form 20-F incorporated by reference herein in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in our most recent Annual Report on Form 20-F generally, which is incorporated by reference into this prospectus.

The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements contained in, or incorporated by reference into, this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus or any document incorporated herein or therein, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and the Shares, PA Shares, and the Ordinary Warrants being offered. It may not contain all of the information that may be important to you. Before investing in the Shares, PA Shares, and Ordinary Warrants, you should read this entire prospectus and other information incorporated by reference from our other filings with the SEC carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the section entitled “Risk Factors” included or incorporated by reference in this prospectus. Some of the statements in this prospectus and the documents incorporated by reference herein constitute forward-looking statements that involve risks and uncertainties. See information set forth under the section “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for people living with neurodegenerative diseases, including ALS AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA synthesis, iron accumulation, and neuroinflammation, all of which are hallmarks of ALS pathology. The U.S. Food and Drug Administration, or the FDA and the European Medicines Agency, or the EMA have granted PrimeC orphan drug designation for the treatment of ALS. In addition, the EMA has granted PrimeC the Small and Medium-Sized Enterprise, or SME, status, which offers significant potential benefits leading up to and following drug regulatory approval. We believe PrimeC’s multifunctional mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

PrimeC is currently being evaluated in PARADIGM (“NST003”), a Phase IIb randomized, multi-center, multinational, prospective, double-blind, placebo-controlled study, to evaluate safety, tolerability, and efficacy of PrimeC in 68 people living with ALS. Participants were being administered PrimeC or placebo at a 2:1 ratio, respectively, for the six-month double-blind part. Study participants were allowed to continue standard of care treatment of approved products. The primary endpoints of the study are an evaluation of ALS-biomarkers as well as safety and tolerability assessment. Secondary and exploratory endpoints are the evaluation of clinical efficacy (ALS Functional Rating Scale — Revised, or ALSFRS-R, and slow vital capacity), survival, and improvement in quality of life. All subjects who completed the six-month double-blind, placebo-controlled dosing period had the opportunity to be transferred to the PrimeC active arm for a 12-month open label extension. The study completed enrollment in May 2023, enrolling 69 participants, in which 68 are living with ALS and one participant who was misdiagnosed for ALS and was excluded from the evaluations. Four ALS clinical centers participated in the study in 3 territories: Israel, Italy, and Canada. In December 2023, we reported that we met the primary safety and tolerability endpoints and achieved secondary clinical efficacy endpoints in the top-line results of our 6-month double-blind phase of PARADIGM. In May 2024, we announced new positive data analysis from PARADIGM clinical trial demonstrating statistically significant slowing of disease progression in high-risk ALS patients. We also expect to report on additional primary ALS-biomarkers endpoint: TDP-43 and Prostagladin2, in the second or third quarter of 2024.

Following the FDA’s recommendation for additional non-clinical data to support long term use of Ciprofloxacin (as PrimeC is intended for long-term administration in treating ALS) a long-term tox study was initiated. Results from this study are expected in Q3 towards the initiation of Phase III study in the US. We plan to have an End of Phase 2 Meeting with the FDA and EMA in the second or third quarter of 2024 and to commence a pivotal clinical trial for PrimeC in ALS treatment by the end of the year. Additionally, in November 2023, we concluded a successful Type D meeting with the FDA regarding CMC development plans for the expected Phase 3 pivotal study and subsequent marketing approval. The FDA endorsed our proposed CMC development plan.

PrimeC was previously evaluated in a Phase IIa clinical trial (“NST002”) in 15 people living with ALS, conducted at the Tel Aviv Sourasky Medical Center, Israel. The primary endpoint of the NST002 trial, which was safety and tolerability, was met. In this trial, the safety profile observed was consistent with known safety profiles of ciprofloxacin and celecoxib. Side effects were mild and transient in nature. There were no new or unexpected safety signals detected during the trial.

Additionally, we observed positive clinical signals in comparison to virtual controls, and a serum biomarker analysis showed significant changes following treatment, indicating biological activity of the drug in comparison to untreated matched ALS patients. All 12 patients who completed the NST002 trial elected to continue into an extension study with PrimeC, that was conducted as an Investigator Initiated Study. To date, we are still supporting the drug supply for a few of the participants in this study, which is over than 40 months since NST002 was initiated.

We completed three additional studies in 2022 as part of our drug development program to further support our future regulatory submissions. In April 2022, we initiated a pharmacokinetic, or PK, study (“NCT05232461”) of PrimeC. The PK open-label, randomized, single-dose, three-treatment, three-period crossover study evaluated the effect of food on the bioavailability of PrimeC as compared to the bioavailability of co-administered ciprofloxacin tablets and celecoxib capsules in adult subjects in the U.S. under an FDA cleared IND protocol.

In August 2022, we completed enrollment and dosing of all subjects in a multi-dose PK study (“NCT05436678”). On September 28, 2022, we released the results of the NCT05436678 study. Based on results, we believe the PK profile of PrimeC supports the formulation’s extended-release properties, as the concentrations of the active components have been synchronized, aiming to potentially maximize the synergism between the two compounds. In June 2022, we reported the successful completion of the “in-life” phase of its 90-day GLP toxicology study. In this study, the components of PrimeC, celecoxib and ciprofloxacin, were administered to rodents at doses 4x the maximal clinical dose. All animals appeared normal, with no significant findings observed. We intend to present the data from these studies to the FDA as part of PrimeC’s drug development plan.

We believe we have a strong patent estate, including patents on method of use, combination, and formulation. We secured U.S. Patent 10,980,780 relating to methods for treatment of ALS using ciprofloxacin and celecoxib, the components of PrimeC, which expires in 2038. This patent also been issued in the European Patent Office, Canada, Australia, Israel and Japan. We also expect to take advantage of orphan drug exclusivity for PrimeC, if approved, for seven years in the United States and ten years in the European Union. In addition, U.S. patent application 16/623,467, which relates to methods of treatment of neurodegenerative disease using combinations of ciprofloxacin and celecoxib, is currently pending. This patent application is expected to expire on June 20, 2038.

Our organization is built around a management team with extensive experience in the pharmaceutical industry, with a particular focus on ALS research and clinical trials. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates. Furthermore, we maintain steadfast and extensive communication and collaboration with patient advocacy groups and associations, underscoring the importance of patient perspectives in advancing therapeutic strategies.

In addition to PrimeC, we extended our pipeline and conducted research and development efforts for AD and PD, with a similar strategy of combined products. The following chart represents our current product development pipeline:

Recent Developments

On April 15, 2024, pursuant to the Purchase Agreement, we issued and sold to a selling shareholder in a registered direct offering (the “Registered Direct Offering”), (i) an aggregate of 1,732,000 ordinary shares, at an offering price of $1.50 per share; and (ii) an aggregate of 1,248,000 pre-funded warrants, each representing the right to acquire one ordinary share (the “Pre-Funded Warrants”), at an offering price of $1.4999 per Pre-Funded Warrant, for gross proceeds of approximately $4.47 million before deducting the placement agent fee and related offering expenses, which included in part the PA Shares. Each Pre-Funded Warrant represents the right to purchase one ordinary share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to certain beneficial ownership limitations). In a concurrent private placement (together with the Registered Direct Offering, the “Offering”), pursuant to the Purchase Agreement, we issued and sold to such selling shareholder the Ordinary Warrants, which are exercisable immediately upon issuance at an exercise price of $1.50 per ordinary share, and will expire on the fifth anniversary of the original issuance date.

Corporate Information

Our legal and commercial name is NeuroSense Therapeutics Ltd. We were incorporated on February 13, 2017 and were registered as a private company limited by shares under the laws of the State of Israel. We completed our initial public offering on the Nasdaq in December 2021. Our ordinary shares and warrants to purchase our ordinary shares are traded on the Nasdaq under the symbol “NRSN” and “NRSNW,” respectively.

Our principal executive offices are located at 11 HaMenofim Street, Building B, Herzliya, 4672562 Israel, and our telephone number is +972-9-7996183. Our website address is www.neurosense-tx.com. The information on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

●	not being required to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”;

●	the audit reports of our independent registered public accounting firm do not require communication of critical audit matters; and

●	not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

As a result, the information contained in this prospectus and the documents incorporated by reference herein may be different from the information you receive from other public companies in which you hold shares. We may take advantage of these provisions for up until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the previous three years; (iii) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

Implications of Being a Foreign Private Issuer

We are also a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. generally accepted accounting principles (“U.S. GAAP”);

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary shares offered by the selling shareholders	Up to (i) 2,980,000 ordinary shares issuable upon exercise of the Ordinary Warrants; and (ii) 70,964 ordinary shares.

Ordinary Warrants offered by the selling shareholder	Ordinary Warrants to purchase up to 2,980,000 ordinary shares.

Ordinary shares to be outstanding immediately following this offering	20,385,006 ordinary shares.

Use of proceeds	All of the Shares, PA Shares and Ordinary Warrants offered by the selling shareholders for resale pursuant to this prospectus will be sold by the selling shareholders. We will not receive any proceeds from such sales. See the section titled “Use of Proceeds” in this prospectus for more information. However, to the extent the Ordinary Warrants are exercised for cash, if at all, we will receive the exercise price of the Ordinary Warrants. The exercise price of the Ordinary Warrants may exceed the trading price of our ordinary shares. If the price of our ordinary shares is below $1.50, we believe that holder of the Ordinary Warrants will be unlikely to exercise their warrants, resulting in little to no cash proceeds to us. If all the Ordinary Warrants were exercised, we would receive gross proceeds of approximately $4.5 million. See the section titled “Use of Proceeds” in this prospectus for more information.

Offering price	The exercise price of the Ordinary Warrants is $1.50 per ordinary share. The Shares, PA Shares and Ordinary Warrants offered by the selling shareholders under this prospectus may be offered and sold at prevailing market prices, negotiated prices or such other prices as the selling shareholders may determine. See the section titled “Plan of Distribution” in this prospectus for more information.

Risk factors	See the section titled “Risk Factors” beginning on page 6 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the Shares, PA Shares and Ordinary Warrants.

Listing	Our ordinary shares and warrants to purchase ordinary shares are listed on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW, respectively.”

Unless otherwise stated, all information in this prospectus, is based on 17,405,006 ordinary shares outstanding as of May 9, 2024, and does not include the following as of that date:

●	1,069,128 ordinary shares issuable upon the exercise of options outstanding, at a weighted average exercise price of $2.30 per share under our 2018 Employee Share Option Plan;

●	94,000 ordinary shares issuable upon the vesting of restricted share units outstanding, some of which are under our 2018 Share Incentive Plan;

●	233,543 ordinary shares reserved for issuance and available for future grant under our 2018 Share Incentive Plan;

●	7,735,000 ordinary shares underlying warrants with a weighted average exercise price of $2.54 per share; and

●	1,248,000 ordinary shares underlying the Pre-Funded Warrants, with an exercise price of $0.0001 per share.

Except as otherwise indicated, all information in this prospectus assumes no exercise of any Pre-Funded Warrants (as defined below) or the Ordinary Warrants.

RISK FACTORS

Investing in our securities involves significant risks. Before making an investment decision, you should carefully consider the risks described below and under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, together with all of the other information appearing in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein, including in light of your particular investment objectives and financial circumstances. The risks so described are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and become material. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus supplement under the caption “Cautionary Statement Regarding Forward-Looking Statements” above.

Risks Related to this Offering

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

To continue to be listed on the Nasdaq, we need to satisfy a number of conditions, including a minimum closing bid price per share of $1.00 for 30 consecutive business days (the “Minimum Bid Price Rule”) and shareholders’ equity of at least $2.5 million. On December 21, 2023, we received a notice from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC indicating that we failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Equity Rule”). On February 5, 2024, we submitted to the Staff a plan to regain compliance with the Minimum Equity Rule. After submitting a plan to regain compliance, Nasdaq granted us an extension to regain compliance. Under the terms of the extension, we were required to complete a fundraising of $20 million on or before April 30, 2024, and if we are unable to demonstrate compliance by then, we were required to advise the Staff in advance of that date to request a further extension. In any case, if we fail to evidence compliance upon the filing with the SEC of our periodic report for the period ending June 30, 2024, we may be subject to delisting. Previously on September 5, 2023, we received notice from the Staff that we did not meet the minimum bid requirement for continued listing however during February 2024, we regained compliance with the Minimum Bid Price Rule.

No assurance can be given that we will be able to regain compliance with the Minimum Equity Rule or comply with the other standards that we are required to meet in order to maintain a listing on such exchange, such as the Minimum Bid Price Rule, and no assurance can be given that even if we regain compliance with the Minimum Equity Rule we will maintain sufficient shareholders’ equity or the price of our ordinary shares will not again be in violation of Nasdaq’s Minimum Bid Price Rule in the future. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

If our ordinary shares are delisted from Nasdaq, we may seek to list them on other markets or exchanges or our ordinary shares may trade on the pink sheets. In the event of such delisting, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, the substantially decreased trading in our ordinary shares and decreased market liquidity of our ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, which could materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of our ordinary shares may decline further and shareholders may lose some or all of their investment. There can be no assurance that our ordinary shares, if delisted from the Nasdaq in the future, would be listed on another national or international securities exchange or on a national quotation service, the Over-The-Counter Markets or the pink sheets.

The sale of a substantial amount of our ordinary shares in the public market, including resale of the shares issued to the selling shareholders, could adversely affect the prevailing market price of our Ordinary Shares and PA Shares.

We are registering for resale 2,980,000 Shares and 70,964 PA Shares held by the selling shareholders and the Ordinary Warrants held by one of the selling shareholders. Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our ordinary shares, and the market value of our other securities. We cannot predict if and when a selling shareholder may sell such shares in the public markets. Furthermore, in the future, we may issue additional ordinary shares or other equity or debt securities convertible into ordinary shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

The price of our ordinary shares may be volatile.

The market price of our ordinary shares has fluctuated in the past. Consequently, the current market price of our ordinary shares may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in our ordinary shares.

There is no guarantee that the Ordinary Warrants will be in the money, and they may expire worthless.

The exercise price of the Ordinary Warrants is $1.50 per ordinary share, subject to adjustment. The exercise price of the Ordinary Warrants has at times exceeded the market price of our ordinary shares. To the extent the price of our ordinary shares remains below $1.50, we believe that holders of the Ordinary Warrants will be unlikely to exercise their warrants, resulting in little to no cash proceeds to us. There is no guarantee the exercise price of the Ordinary Warrants will ever exceed the market price of our ordinary shares in the future and, as such, the Ordinary Warrants may expire worthless.

We do not intend to apply for any listing of the Ordinary Warrants on any exchange or nationally recognized trading system, and we do not expect a market to develop for the Ordinary Warrants.

We do not intend to apply for any listing of the Ordinary Warrants on Nasdaq or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Ordinary Warrants. Without an active market, the liquidity of the Ordinary Warrants will be limited. Further, the existence of the Ordinary Warrants may act to reduce both the trading volume and the trading price of our ordinary shares.

Holders of Ordinary Warrants will have no rights as shareholders of ordinary shares until such holders exercise their Ordinary Warrants and acquire ordinary shares.

The Ordinary Warrants do not confer any rights of ordinary share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire ordinary shares at a fixed price. A holder of an Ordinary Warrant may exercise the right to acquire an ordinary share and pay an exercise price of $1.50 at any time. Upon exercise of the Ordinary Warrants, the holders thereof will be entitled to exercise the rights of a holder of our ordinary shares only as to matters for which the record date occurs after the exercise date.

We conduct some of our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

Our corporate headquarters is located in Herzliya, Israel. Because we are incorporated under the laws of the State of Israel, and most of our officers and fourteen out of sixteen of our employees are residents of Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will continue escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran (in concert with other regional actors) recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Additionally, Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally. Furthermore, as a result of the war, the international rating agency, Moody’s and S&P, has cut Israel’s credit rating and has also lowered Israel’s outlook from stable to negative, stating that it sees a possible further downgrade in the future. Lowered credit rating of Israel could materially impact our ability to raise capital and ability to secure loans, if needed, in each case on reasonable terms.

Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could directly or indirectly adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

The Israel Defense Force, or IDF, the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Fourteen out of our current 16 employees are resident in Israel. Three of our five executive officers and four out of 11 other employees who we believe are performing critical Company functions, reside in Israel. Two of our non-management employees in Israel who do not perform critical Company functions have been called up, and additional employees may be called for service in the current or future wars or other armed conflicts with Hamas, Hezbollah or other regional threat actors, and such persons may be absent for an extended period of time. As a result, our operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas and Hezbollah is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Iran, Lebanon, Syria and the West Bank, our operations may be adversely affected.

All of our clinical and pre-clinical research and development is currently being conducted outside of Israel, other than our 12-month open label-extension, or OLE, study of the PARADIGM trial, partially conducted in Tel Aviv, and a planned Phase 2 trial with PrimeC for AD that we plan to conduct in Haifa, Israel. The OLE has not been affected by the war, although the quality of the study may be adversely affected if as a result of the war patients are unable to visit the study center or the study coordinator is not able to conduct home visits and monitor the patients. In addition, in the event of a significant escalation of hostilities in northern Israel, there may be a delay in the planned AD trial. We do not believe the planned AD trial will be materially affected by the war and do not anticipate that any such delay as a result of the war would have a material impact on us. We may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in Europe and the United States, and as a result we do not expect the timeline or quality of this trial to be adversely affected by the war. Our manufacturing is conducted in India. We do not currently anticipate any disruption to the supply chain relevant to our ongoing clinical trials and believe there are alternative sources of supply from whom we could obtain the necessary finished drug product to conduct our clinical trials. In addition, we believe we have sufficient finished product in inventory to continue our ongoing clinical trials for at least the next few months.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

THE PRIVATE PLACEMENT

On April 10, 2024, we agreed, (i) pursuant to the Purchase Agreement, to issue to a selling shareholder Ordinary Warrants exercisable for an aggregate of 2,980,000 ordinary shares at an exercise price of $1.50 per share (the “Private Placement”); and (ii) to issue 70,964 ordinary shares to our placement agent as partial consideration in exchange for their services, in connection with the Purchase Agreement. Each Ordinary Warrant became exercisable on the date of issuance and will remain exercisable until the fifth anniversary of the original issuance date. The Shares, the PA Shares and Ordinary Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

Pursuant to the terms of the Purchase Agreement, we agreed to use commercially reasonable efforts to cause this registration statement on Form F-1 providing for the resale by holders of ordinary shares issuable upon the exercise of the Ordinary Warrants, within 60 days, or within 90 days of the filing of the registration statement in the event of a full review by the SEC, and to keep such registration statement effective as provided in the securities purchase agreement.

The foregoing descriptions of the form of Purchase Agreement and the form of Ordinary Warrant are not complete and are subject to and qualified in their entirety by reference to the form of Purchase Agreement and the form of Ordinary Warrant, respectively, copies of which are attached as Exhibits 10.2 and 10.3 respectively, to our Report on Form 6-K filed with the SEC on April 12, 2024, and are incorporated herein by reference.

USE OF PROCEEDS

All of the Shares, PA Shares and Ordinary Warrants offered by the selling shareholders for resale pursuant to this prospectus will be sold by the selling shareholders. We will not receive any of the proceeds from such sales. The selling shareholders will receive all of the proceeds from any sales of the Shares, PA Shares and Ordinary Warrants offered hereby. However, we will incur expenses in connection with the registration of the Shares, PA Shares and Ordinary Warrants offered hereby.

We will receive the exercise price upon any exercise of the Ordinary Warrant, to the extent exercised on a cash basis. If all the Ordinary Warrants were exercised, we would receive gross proceeds of approximately $4.5 million. However, the holders of the Ordinary Warrants are not obligated to exercise the Ordinary Warrants, and we cannot predict whether or when, if ever, the holders of the Ordinary Warrants will choose to exercise the Ordinary Warrants, in whole or in part. The exercise price of the Ordinary Warrants may exceed the trading price of our ordinary shares. If the price of our ordinary shares is below $1.50, we believe that holder of the Ordinary Warrants will be unlikely to exercise their warrants, resulting in little to no cash proceeds to us. Accordingly, we currently intend to use the proceeds received upon such exercise, if any, for general corporate purposes and working capital.

MARKET FOR ORDINARY SHARES AND DIVIDEND POLICY

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “NRSN.” The last reported sale price of our ordinary shares on May 9, 2024 on the Nasdaq Capital Market was $1.1738 per share. We do not plan on applying to list the Ordinary Warrants on any exchange or nationally recognized trading system.

We have never declared or paid any cash dividends on our ordinary shares, and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may also be limited by the Israeli Companies Law, 5759-1999 (the “Companies Law”), which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2023, we did not have distributable earnings pursuant to the Companies Law. Dividend distributions may be determined by our board of directors, as our amended and restated articles of association do not provide that such distributions require shareholder approval.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2023 as follows:

The following table should be read in conjunction with “Use of Proceeds,” our financial statements and related notes that are incorporated by reference into this prospectus and the other financial information included or incorporated by reference into this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

As of December 31, 2023
(in thousands)
Cash	$2,640
Liability in respect to warrants and pre-funded warrants	1,518
Shareholders’ equity:
Ordinary shares, no par value per share	—
Share premium and capital reserve	30,192
Accumulated deficit	(32,066)
Total shareholders’ equity	(1,874)

Total capitalization	$(356)

SELLING SHAREHOLDERS

The ordinary shares being offered by the selling shareholders pursuant to this prospectus are those issuable to such selling shareholder upon exercise of the Ordinary Warrants, the Ordinary Warrants and the PA Shares. For additional information regarding the issuance of the Ordinary Warrants and PA Shares, see “The Private Placement” above. The PA Shares being offered by the selling shareholder for resale pursuant to this prospectus are those which were issued to such selling shareholder as partial consideration for placement agent services in connection with the April 2024 Offering. We are registering the Shares, PA Shares and Ordinary Warrants in order to permit the selling shareholders to offer the Shares, PA Shares and Ordinary Warrants for resale from time to time. Except for the ownership of securities issued pursuant to prior financings and other than in the case of the placement agent which acted as a placement agent in a prior financing in June 2023, to our knowledge, the selling shareholders have not had any material relationship with us or our affiliates within the past three years. Our knowledge is based on information provided by the selling shareholders in connection with the filing of this prospectus.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Shares, Ordinary Warrants and the PA Shares by the selling shareholders. The second column lists the number of our ordinary shares beneficially owned by the selling shareholder, based on its ownership of our ordinary shares, as of May 9, 2024, and assuming exercise of all of the warrants held by the selling shareholder on that date, without regard to any limitations on exercises. The third column lists the maximum number of our ordinary shares that may be sold or otherwise disposed of by the selling shareholders pursuant to the registration statement of which this prospectus forms a part. The selling shareholders may sell or otherwise dispose of some, all or none of their Shares, Ordinary Warrants or PA Shares in this offering. Pursuant to the rules of the SEC, beneficial ownership includes any of the ordinary shares as to which a shareholder has sole or shared voting power or investment power, as well as any ordinary shares that a selling shareholder has the right to acquire within 60 days of May 9, 2024. The percentage of beneficial ownership for the selling shareholders is based on 17,405,006 ordinary shares outstanding as of May 9, 2024 and the number of ordinary shares issuable upon exercise or conversion of convertible securities that are currently exercisable or convertible or are exercisable or convertible within 60 days of May 9, 2024 beneficially owned by the applicable selling shareholder. The fourth column assumes the sale of all of the Shares, Ordinary Warrants and PA Shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Ordinary Warrants, the selling shareholder may not exercise the Ordinary Warrants to the extent such exercise would cause the selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of ordinary shares which would exceed 4.99% of our then outstanding ordinary shares immediately after giving effect to the issuance of Shares upon exercise of the Ordinary Warrants held by the selling shareholder. Furthermore, under the terms of the Pre-Funded Warrants, the selling shareholder may not exercise the Pre-Funded Warrants to the extent such exercise would cause the selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of ordinary shares which would exceed 9.99% of our then outstanding ordinary shares immediately after giving effect to the issuance of ordinary shares upon exercise of the Pre-Funded Warrants held by the selling shareholder. The number of ordinary shares in the second and fifth columns do not reflect these limitations. See “Plan of Distribution.”

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to the Offering(1)		Percentage of Outstanding Ordinary Shares(1)	Maximum Number of Ordinary Shares and PA Shares To Be Sold Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After the Offering(2)	Percentage of Outstanding Ordinary Shares after the Offering(2)
Armistice Capital Master Fund Ltd.	8,444,000	(3)	34.3%	2,980,000	5,464,000	26.8%
A.G.P./Alliance Global Partners	70,964	(4)	0.4%	70,964	-	-

(1)	Assumes all warrants held by the selling shareholder on May 9, 2024 are exercised.
(2)	Assumes that (i) all of the Shares covered by the registration statement of which this prospectus is a part are sold in this offering and (ii) the selling shareholders do not acquire additional ordinary shares after the date of this prospectus and prior to completion of this offering. The percentage of beneficial ownership after the offering is based on 20,385,006 ordinary shares outstanding, consisting of (a) 17,405,006 ordinary shares outstanding on May 9, 2024, and (b) the 2,980,000 ordinary shares offered for resale under this prospectus. The number and percentage of ordinary shares listed do not take into account any limitations on exercise of warrants preventing the Master Fund (as defined below) from exercising any portion of such warrants if such exercise would result in the Master Fund owning greater than 4.99% or 9.99%, as applicable, of the outstanding ordinary shares following such exercise.

(3)	Consists of (i) 1,216,000 ordinary shares, (ii) 1,248,000 ordinary shares issuable upon exercise of the Pre-Funded Warrants, and (iii) 5,980,000 ordinary shares issuable upon the exercise of warrants, including the Ordinary Warrants. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99% or 9.99%, as applicable, which such limitation restricts the selling shareholder from exercising that portion of the warrants that would result in the selling stockholder and its affiliates owning, after exercise, a number of ordinary shares in excess of the beneficial ownership limitation. The number of ordinary shares set forth in the above table does not reflect the application of this limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(4)	Consists of 70,964 ordinary shares issued to the selling shareholder, a registered broker-dealer, in consideration for placement agent and certain investment banking services rendered in connection with the April 2024 Offering. The business address of the selling shareholder is 590 Madison Avenue, 28th Floor, New York, NY 10022.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and the subsequent resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	an over-the-counter distribution in accordance with the rules of Nasdaq;

●	through trading plans entered into by the selling shareholders pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	transactions other than on such exchanges or in the over-the-counter market;

●	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the resale of the Shares, Ordinary Warrants and PA Shares covered by this prospectus. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF OUR SECURITIES BEING REGISTERED

The securities to be registered for resale on this registration statement on Form F-1 of which this prospectus forms a part include up to an aggregate amount of (i) 2,980,000 ordinary shares issuable upon exercise of Ordinary Warrants at the exercise price of $1.50, acquired by the selling shareholder under the Purchase Agreement, (ii) the Ordinary Warrants, and (ii) 70,964 ordinary shares issued to our placement agent as partial consideration in exchange for their services, in connection with the April 2024 Offering.

Our Ordinary Shares

Our authorized share capital consists of 60,000,000 ordinary shares, no par value per share, of which 17,405,006 ordinary shares were issued and outstanding as of May 9, 2024.

All of the outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any pre-emptive rights.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects. None of our major shareholders have different voting rights than our other shareholders.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trading. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by the amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Liability to Further Capital Calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to ordinary shares held by such shareholders, which is not payable at a fixed time. Such shareholder shall pay the amount of every call so made upon him. Unless otherwise stipulated by our board of directors, each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares with respect to which such call was made. A shareholder shall not be entitled to his rights as shareholder, including the right to dividends, unless such shareholder has fully paid all the notices of call delivered to him, or which according to our amended and restated articles of association are deemed to have been delivered to him, together with interest, linkage and expenses, if any, unless otherwise determined by our board of directors.

Business Combinations

Under our amended and restated articles of association, we may not engage in any “business combinations” with any “interested shareholder” for a three-year period following the time that such shareholder became an interested shareholder, unless:

●	prior to the time that such shareholder became an interested shareholder, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining our voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder) those shares owned by persons who are directors and also officers; or

●	at the time that such shareholder became an interested shareholder, or subsequent to such time, the business combination is approved by our board of directors and authorized at a general meeting of shareholders by the affirmative vote of at least 662/3% of our voting shares outstanding that are not owned by the interested shareholder.

Generally, a “business combination” includes any merger, consolidation, sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is any person (other than us and any of our direct or indirect majority-owned subsidiaries) who, together with such person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting shares.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect our directors, subject to the special approval requirements for external directors under the Companies Law. Under our amended and restated articles of association, the number of directors on our board of directors must be no less than three and no more than nine, including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special vote of the holders of at least 662/3 of the outstanding shares.

Other than external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote. In addition, under our amended and restated articles of association, our board of directors may elect new directors to fill vacancies (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum required in our amended and restated articles of association), provided that the total number of directors shall not, at any time, exceed nine directors and provided that our board of directors may not elect external directors. Our amended and restated articles of association provide that the term of a director appointed by our board of directors to fill any vacancy will be for the remaining term of office of the director(s) whose office(s) have been vacated. Furthermore, under our amended and restated articles of association, our directors, other than external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of 1/3 of the total number of directors constituting the entire board of directors (other than the external directors).

External directors are elected for an initial term of three years, may be elected for additional three-year terms, and may be removed from office pursuant to the terms of the Companies Law.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by our board of directors and do not require the approval of the shareholders of a company unless our articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, subject to certain exceptions with the respect to the buyback by us of our ordinary shares, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then the we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, such as nominating a director candidate, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	appointment or termination of our auditors;

●	election of directors, including external directors (unless otherwise determined in our amended and restated articles of association);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our amended and restated articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Our amended and restated articles of association provide that all resolutions of our board of directors require a simple majority vote of the directors present and voting at such meeting, unless otherwise required by the Companies Law or by our amended and restated articles of association. Pursuant to our amended and restated articles of association, in the event the vote is tied, the chair of the board of directors will have a casting vote.

Pursuant to our amended and restated articles of association, an amendment to our amended and restated articles of association regarding any change of the composition or election procedures of our directors will require a special majority vote (66⅔%). In addition, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or otherwise in accordance with the terms of such class), in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Certain transactions with respect to remuneration of our office holders and directors require approvals of the compensation committee, board of directors, and in the case of the chief executive officer and directors, shareholders, subject to limited exceptions Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and material shareholders register; our amended and restated articles of association; our financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar (the “ISA”). In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the terms of such class of shares, in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting, as set forth in our amended and restated articles of association.

Acquisitions Under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including the relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. See “Management — Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Officers — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the IRC and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such share-for-share swap.

Anti-Takeover Measures Under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having pre-emptive rights. As of the date of this prospectus, no preferred shares were authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Establishment

We were incorporated under the laws of the State of Israel on February 13, 2017. We are registered with the IRC.

Exclusive Forum

Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees.

This exclusive forum provision would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated articles of association also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to these choice of forum provisions.

History of Share Capital

Since January 1, 2021, our issued share capital has changed as provided below.

In February, May, June and July 2021, we entered into Simple Agreements for Future Equity (each, a “SAFE”) with four separate investors for aggregate proceeds of $800 thousand. Pursuant to the terms of each SAFE, upon consummation of an equity financing, we were required to issue to each investor the number of ordinary shares equal to the purchase amount divided by the SAFE price, which was defined as the price per share equal to 80% of the equity financing valuation (to be no less than $25,000 thousand). The SAFE Agreements also provide the investor the right to automatically receive ordinary shares in the case of a liquidity event, defined as a change of control event or an initial public offering. In the case of a liquidity event the investors are entitled to the number of ordinary shares equal to the investment amount divided by the liquidity price. The liquidity price is defined as the price per share equal to our valuation at the time of the liquidity event, multiplied by 80%, and divided by our capitalization (to be no less than $25,000 thousand). As part of our initial public offering, the SAFEs were converted at a price per share of $2.892 into 276,672 ordinary shares.

In May and October 2021, we issued 240,000 and 45,000 ordinary shares, respectively, pursuant to the exercise of options at an exercise price of $0.033 per share.

In August and September 2021, we issued 1,837,500 ordinary shares pursuant to the exercise of warrants at a weighted average price of $0.67 per share.

On November 9, 2021, we implemented a 1-for-3 split of our share capital, resulting in an increase of the issued and outstanding ordinary shares.

On December 13, 2021, we completed our initial public offering and issued 2,000,000 units, each consisting of one ordinary share and a warrant representing the right to purchase one ordinary share with an exercise price of $6.00 per share, at an initial public offering price of $6.00 per unit.

In connection with the closing of our initial public offering, on December 13, 2021, we issued 961,440 ordinary shares pursuant to the exercise of options at a weighted average exercise price of $0.079 per share.

In March 2022, we issued 645,000 ordinary shares upon exercise of warrants issued in our initial public offering at a price per share of $6.00.

In October 2022, we issued 35,980 ordinary shares pursuant to vesting of restricted stock units (“RSUs”) that were granted to one of our officers in October 2021.

In December 2022, we issued 72,000 ordinary shares pursuant to vesting of RSUs that were granted to our officers in November 2021.

In 2022, we issued 85,449 ordinary shares to certain consultants in exchange for their services. One of the consultants received 44,000 shares of restricted stock which were issued in 4 equal installments and subject to 2 year lock-up period. The other consultant’s received ordinary shares subject to a 6 month lock-up.

In March and June 2023, we issued 36,000 ordinary shares pursuant to vesting of RSUs that were granted to our officers in November 2021.

In May 2023, we issued 3,600 ordinary shares for gross proceeds of $7,200 in connection with our at-the-market offering program. The ordinary shares were sold at market prices at the time of sale.

In May and June we issued 320,479 ordinary shares pursuant to vesting of RSUs that were granted to our officers in March 202.

In June 2023, we issued 25,000 ordinary shares pursuant to vesting of RSUs that were granted to our employees in March 2023.

In June 2023, we issued 126,000 ordinary shares pursuant to the exercise of options at an exercise price of $0.033 per share.

In June 2023, we issued 1,330,000 ordinary shares pursuant to a registered direct offering at a price per share of $1.50.

In October 2023, we issued 1,670,000 ordinary shares pursuant to the exercise of pre-funded warrants that were granted pursuant to a registered direct offering at a price per share of $0.0001.

In April 2024, we issued 1,732,000 ordinary shares pursuant to a registered direct offering at a price per share of $1.50.

In April 2024, we issued 70,964 ordinary shares to our placement agent as partial consideration in exchange for their services, in connection with a registered direct offering.

Transfer Agent and Registrar of ordinary shares

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

EXPENSES

The following are the estimated expenses of this offering payable by us with respect to the issuance and distribution of the securities covered by the registration statement of which this prospectus forms a part. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$673.34
Legal fees and expenses	20,000
Accountants’ fees and expenses	5,000
Miscellaneous	5,000
Total	$30,673.34

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by Goldfarb Gross Seligman & Co. Certain legal matters with respect to U.S. law will be passed upon for us by Greenberg Traurig, P.A.

EXPERTS

The consolidated financial statements of NeuroSense Therapeutics Ltd. as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2023 consolidated financial statements contains an explanatory paragraph that states that our recurring losses and our expectation to incur significant additional losses raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

We have been informed by our legal counsel in Israel, Goldfarb Gross Seligman & Co., that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

●	Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE CAN YOU FIND MORE INFORMATION

This prospectus is part of the registration statement on Form F-1 we have filed with the SEC under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which constitutes part of the registration statement, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by April 30th of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-41084). These filings contain important information which does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents:

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 4, 2024;

●	our reports on Form 6-K furnished to the SEC on April 12, 2024 and May 7, 2024; and

●	the description of our ordinary shares contained under the heading “Item 1. Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A, as filed with the SEC on November 18, 2021, including any subsequent amendment or any report filed for the purpose of updating such description.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide each person, including any beneficial owner to whom a prospectus is delivered, without charge, upon a written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to NeuroSense Therapeutics Ltd., 11 HaMenofim Street, Building B, Herzliya, 4672562, Israel, Attn: Or Eisenberg, telephone number +972587531153. You may also obtain information about us by visiting our website at www.neurosense-tx.com. Information contained in our website is not part of this prospectus.

Up to 3,050,964 Ordinary Shares

Ordinary Warrants to Purchase up to 2,980,000 Ordinary Shares

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Prospectus

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The date of this prospectus is May 22, 2024.